UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

             A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

              B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN

INDEX

NOTE:All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and  Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in
    Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and  2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 26, 2009

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets

Participant-directed investments at fair value (Notes 1, 2, 3, 4, 5, 7 and 9)	$1,913,180,265	$2,034,904,741
Receivables:
Accrued interest and dividends	80,613	10,386,005
Due from broker for securities sold	615,825	357,666
Total receivables	696,438	10,743,671

Total assets	1,913,876,703	2,045,648,412

Liabilities

Due to broker for securities purchased	616,471	358,761

Net assets available for benefits at fair value	1,913,260,232	2,045,289,651

Adjustment from fair value to contract value for fully benefit- responsive investment contract (Notes 2, 3, 5 and 9)	6,019,689	342,340

Net assets available for benefits	$1,919,279,921	$2,045,631,991

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2008
Additions
Investment income:
Interest	$6,083,962
Dividends (Notes 2 and 7)	27,283,116
Total investment income	33,367,078

Contributions (Note 1):
Employer contributions	125,468,530
Participant contributions	192,311,288
Total contributions	317,779,818

Total additions	351,146,896

Deductions
Net depreciation in fair value of investments (Notes 2, 3 and 4)	(278,538,220)
Benefits paid to participants (Note 1)	(198,960,746)

Total deductions	(477,498,966)

Net decrease in net assets	(126,352,070)

Net assets available for benefits
Beginning of year	2,045,631,991
End of year	$1,919,279,921

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor).  Employees of the Plan Sponsor are eligible to participate in the Plan upon completion of 180 days of service.  The Administrative Committee of Lowe’s Companies, Inc. (Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan.  State Street Bank and Trust Company (State Street) serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designated plan.

Contributions - Each year, participants may contribute from 1% to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Effective August 2008, participants are automatically enrolled at a contribution rate of 1% of their pretax annual compensation unless they elect otherwise.  The company matching contribution (Company Match) is as follows:  the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%.  Participants are eligible to receive the Company Match after completing 180 days of service.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - All participants are 100% vested in the Plan at all times.

Investments - The 22 investment options to which participants may direct their contributions include one fixed income fund, 11 target retirement date funds, two small-cap funds, two mid-cap funds, four large-cap funds, one international fund, and Lowe’s Companies, Inc. common stock.  In addition, the Plan invests excess cash in a short-term money market fund.

Payment of Benefits - Subsequent to termination of service, a participant with a vested account value of $1,000 or less receives a lump-sum distribution equal to the participant’s vested account.  If the vested account value is greater than $1,000, a participant may elect to receive a lump sum distribution equal to the participant’s vested account.  If such election is not made by the participant and the vested account value is less than or equal to $5,000, the Plan performs a direct rollover to an individual retirement account designated by the participant or to an individual retirement account designated by the Administrative Committee.  If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship.   Such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor.  Participants who have attained age 59½ are entitled to a one time in-service withdrawal of their accumulated balance.

The Plan allows for a one-time, in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor.  The ESOP was merged into the Plan effective September 13, 2002.  Eligible participants may withdraw 50% of their former ESOP account balance by requesting a distribution through the Lowe’s 401(k) Action Line.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and related disclosures of contingent assets and liabilities.  Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value.  Refer to Note 3 for additional details regarding the Plan’s valuation methods.

The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value in the statements of net assets available for benefits.  The contract is presented on a contract value basis in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Investment management expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefits are recorded when paid.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Note 3 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 establishes a three-level hierarchy, which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 - inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 - inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 - inputs to the valuation techniques that are unobservable for the assets or liabilities

The following table presents the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2008.

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Participant-directed investments at fair value:
Common stock	$1,355,156,751	$1,355,156,751	$-	$-
Mutual funds	397,001,145	397,001,145	-	-
Money market fund	4,503,854	4,503,854	-	-
Investment contract	156,518,515	-	156,518,515	-

Total participant-directed investments at fair value	$1,913,180,265	$1,756,661,750	$156,518,515	$-

Investments in common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges.  Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Money market funds are valued at cost plus accrued interest, which approximates fair value.  The fair value of the investment contract is determined based on the Plan’s ownership percentage applied to the aggregate fair value of the underlying securities.  The fair values of the underlying securities are measured using closing sales prices reported on recognized securities exchanges, when such information is available.  When quoted prices in active markets are not available, the fair values of the underlying securities are determined using pricing models and the inputs to those pricing models are based on observable market inputs.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
Lowe’s Companies, Inc. common stock
62,971,968 and 63,211,709 shares, respectively	$1,355,156,751	$1,429,848,857
Metropolitan Life Insurance Company, #25066	$156,518,515	$115,779,831

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $278,538,220 as follows:

Year ended
December 31, 2008
Lowe’s Companies, Inc. common stock	$(63,421,515)
American Century Value Fund – Institutional Class	(10,729,309)
American Funds EuroPacific Growth Fund	(33,565,498)
American Funds The New Economy Fund	(6,751,636)
BlackRock Small Cap Growth Equity Portfolio	(8,644,269)
Fidelity Equity-Income Fund	(25,427,243)
Franklin Balance Sheet Investment Fund	(30,112,369)
Pioneer Growth Opportunities Fund	(2,189,697)
T. Rowe Price Mid-Cap Growth Fund	(31,415,813)
Vanguard Institutional Index Fund	(27,141,522)
Vanguard Life Strategy Conservative Growth Fund	(501,164)
Vanguard Life Strategy Growth Fund	(1,442,857)
Vanguard Life Strategy Moderate Growth Fund	(953,003)
Vanguard Small Cap Value Index Fund	(697,664)
Vanguard Target Retirement 2005 Fund	(575,541)
Vanguard Target Retirement 2010 Fund	(2,031,843)
Vanguard Target Retirement 2015 Fund	(4,066,104)
Vanguard Target Retirement 2020 Fund	(5,071,067)
Vanguard Target Retirement 2025 Fund	(5,775,533)
Vanguard Target Retirement 2030 Fund	(4,946,378)
Vanguard Target Retirement 2035 Fund	(4,564,155)
Vanguard Target Retirement 2040 Fund	(3,699,875)
Vanguard Target Retirement 2045 Fund	(2,791,164)
Vanguard Target Retirement 2050 Fund	(1,741,153)
Vanguard Target Retirement Income Fund	(281,848)
Net depreciation in fair value of investments	$(278,538,220)

Note 5 - Investment Contract with Insurance Company

The Plan has entered into a contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains contributions in a general account, which is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses.  The contract is fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The interest rate credited to participants (Participant Rate) is adjusted annually on January 1 by MetLife after considering the current market value of the underlying funds, the anticipated market rates of the funds’ investments, expected payments into and out of the funds, the amortization of any differences between market value and guaranteed value, and the anticipated expenses.  The Participant Rate will track current market rates (Market Rate) on a trailing basis, but may be no less than 0%.  The average yield calculated by dividing the earnings credited to participants based on the Participant Rate by the fair value of all investments in the fund was 4.38% for the year ended December 31, 2008 and 4.42% for the transition period from February 3, 2007 to December 31, 2007.  The Market Rate earned by the contract’s investments was 0.14% for the year ended December 31, 2008 and 6.52% for the transition period from February 3, 2007 to December 31, 2007.

Both the Plan and MetLife have the right to cancel the contract under certain circumstances.  In general, either party must provide 30 to 60 days notice unless cancellation is due to non-performance.  Upon termination, the Plan has the option to be paid its share of the market value of the underlying investments or guaranteed value.  If the Plan selects the market value option, MetLife may elect to pay the market value in monthly installments of no less than $10 million, depending on whether in MetLife’s judgment there would be an adverse impact to other participants in the funds.  If the Plan selects the guaranteed value option, MetLife will invest the market value of the funds in a benefit-responsive interest contract with a term of no more than six years, depending on the difference between market and guaranteed values.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-in-Interest Transactions

One of the Plan’s investments represents a money market fund managed by State Street.  State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2008 and December 31, 2007, the Plan held 62,971,968 and 63,211,709 shares, respectively, of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $746,783,190 and $655,173,895, respectively.  During the year ended December 31, 2008, the Plan recorded dividend income of $20,802,099 from these shares.

Note 8 - Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 20, 2004, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter and on January 31, 2008 the Plan Sponsor has filed an updated determination letter application.  The Internal Revenue Service has acknowledged receipt of the updated determination letter application but has not yet issued a new determination letter.  However, the Plan administrator, the Plan Sponsor’s benefits counsel and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
Net assets available for benefits:
Participant-directed investments at fair value	$1,913,180,265	$2,034,904,741
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Notes 2 and 5)	6,019,689	342,340
Total Investments (Current Value Column) per Form 5500 Schedule of Assets	$1,919,199,954	$2,035,247,081

Lowe’s 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

* Lowe’s Companies, Inc.	Common Stock	**	$ 1,355,156,751

* State Street Bank	Money Market Fund		4,503,854

Metropolitan Life Insurance
Company, #25066	Investment Contract	**	162,538,204

American Century Value
Fund – Institutional Class	Mutual Fund	**	28,887,811

American Funds EuroPacific
Growth Fund	Mutual Fund	**	48,252,214

American Funds The New
Economy Fund	Mutual Fund	**	10,938,063

BlackRock Small Cap Growth Equity
Portfolio	Mutual Fund	**	16,065,019

Fidelity Equity-Income Fund	Mutual Fund	**	35,745,675

Franklin Balance Sheet Investment
Fund	Mutual Fund	**	51,709,060

T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	**	48,766,729

Vanguard Institutional Index Fund	Mutual Fund	**	46,038,578

Vanguard Small Cap
Value Index Fund	Mutual Fund	**	2,219,073

Vanguard Target Retirement
2005 Fund	Mutual Fund	**	2,800,677

Vanguard Target Retirement
2010 Fund	Mutual Fund	**	7,970,067

Vanguard Target Retirement
2015 Fund	Mutual Fund	**	14,131,206

Vanguard Target Retirement
2020 Fund	Mutual Fund	**	15,579,142

Vanguard Target Retirement
2025 Fund	Mutual Fund	**	15,988,496

Vanguard Target Retirement
2030 Fund	Mutual Fund	**	12,684,094

Vanguard Target Retirement
2035 Fund	Mutual Fund	**	11,245,192

Vanguard Target Retirement
2040 Fund	Mutual Fund	**	9,585,049

Vanguard Target Retirement
2045 Fund	Mutual Fund	**	8,240,595

Vanguard Target Retirement
2050 Fund	Mutual Fund	**	7,489,273

Vanguard Target Retirement
Income Fund	Mutual Fund	**	2,665,132

Total Investments			$ 1,919,199,954

*     Permitted party-in-interest
**   Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 26, 2009	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

 EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP